Ecopetrol S.A. Appoints New Vice President of Exploration

BOGOTA, Colombia, Sept. 10, 2014 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that since September 8, 2014, Mr. Max Torres assumed his duties as the company's new Vice President of Exploration, reporting to the General Director of Operations.

Mr. Torres is a geologist with a Master's degree in stratigraphy science from the University of Georgia in Atlanta and has more than 28 years of exploratory experience in Latin America, Asia, Europe and Africa in companies such as Repsol.

Bogota, September 10, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co